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News Release	No. 13-254
May 15, 2013

Platinum Group Metals Reports Positive
Metallurgical Test Results for Waterberg

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group”) or the (“Company”) announces positive initial test results from metallurgical samples of the “T2” and “F” zones from the Waterberg platinum deposit. Estimated recoveries for platinum, palladium and gold in scoping flotation tests completed in South Africa at SGS Laboratories (“SGS”), averaged 88% for the T2 zone and 83% for the F Zone.

The 10.1 million ounce platinum, palladium and gold Waterberg deposit was initially discovered in November 2011 by the Company and joint venture partners including JOGMEC of Japan. (Inferred Resource 93Mt 3.39 g/t 2PGE+Au, 1.03 g/t Pt, 2.02 g/t Pd, 0.34 g/t Au, March 18, 2013 Technical Report on www.sedar.com)

R. Michael Jones, P.Eng, President and CEO of Platinum Group Metals said “We are pleased with the initial results which are in-line or exceeding our expectations based on the character of the deposit. This is an important component of the preliminary economic assessment of the first block of Waterberg. We also look forward to an updated resource model for the assessment on the first 5.5 kilometers of strike length by August 2013 and the opportunity to explore a further 25 kilometers of untested potential, north from the joint venture property, during 2013 and 2014.”

Drilling continues at Waterberg with 15 machines.

Details

The initial composite samples had grades of 3.24 g/t platinum, palladium and gold (2PGE+Au), (1.06 g/t Pt, 2.03 g/t Pd, 0.15 g/t Au), 0.11% Ni, 0.05% Cu from the F layers and 7.22 g/t 2PGE+Au, (2.12 g/t Pt, 3.75 g/t Pd, 1.35 g/t Au), 0.10% Ni, 0.24% Cu from the T2 layer. The mineralized samples were studied by microscopic and X-ray diffraction methods, and then milled and subjected to grinding and scoping flotation.

The T2 Zone has similar characteristics to Bushveld Merensky type deposits and the F Zone is similar to other deposits in the North Limb.

Estimated recoveries from scoping cleaner flotation test work to rougher concentrate are

	T2-Zone	F-Zone
2PGE+Au	88%	83%
Total Cu	87%	74%
Total Ni	83%	59%

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Final concentrate grades will be determined with further test work to optimize the potential circuits. Additives and balances will be required to reduce silicates in the float and maximize concentrate grades. Mineralogy indicates that the final product grade can be improved without affecting PGE, nickel and copper recovery. The “T2” and “F” materials are both soft and have similar milling characteristics, therefore can be processed using a common milling circuit. This has advantages from a cost and beneficiation perspective.

Qualified Person, Quality Control and Assurance

The non-independent qualified person for this press release is R. Michael Jones. P.Eng. He has relevant experience in precious metals and PGM evaluations and has verified the data by reviewing the detailed information on the Waterberg deposit, visiting the site and reviewing the report by Dr. Nigel Ramlall, Head of Geometallurgy et al at SGS Labs. SGS was provided a copy of this disclosure for comment.

Base metals and other major elements were determined by XRF and PGE’s were determined by conventional fire assay and ICP finish. SGS is an experienced ISO 9001 accredited laboratory in assaying and metallurgical studies and have utilized a standard quality control system including the use of standards.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. Platinum Group is also currently drilling with 15 machines at the Waterberg Project in partnership with JOGMEC, a Japanese state company and a private empowerment company.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

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This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.